Exhibit 99.1

SATIXFY APPOINTS NIR BARKAN AS ACTING CHIEF EXECUTIVE OFFICER

Rehovot, Israel, May 30, 2023. SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that Mr. Nir Barkan has been appointed Acting Chief Executive Officer of SatixFy by the Company’s Board of Directors effective June 1, 2023, replacing the current CEO, Mr. Ido Gur who is stepping down.

Nir Barkan previously served as Satixfy’s Chief Commercial Officer from 2014 until 2018. Prior to rejoining SatixFy, from 2018 to 2023, Mr. Barkan was a Co-Founder, Group CTO and the General Manager as well as a Director of Curvalux, a company operating in the field of sustainable fixed wireless broadband technology. Prior to Curvalux, Mr. Barkan served as a Satcom Product Marketing Manager at Orbit Communication Systems, as a Director of Marketing, Pre-Sale and Support at Novelsat and other senior roles

Mr. Barkan holds an MBA in Strategy and Entrepreneurship and a B.SC in Electronics and Electricity from Tel-Aviv University.

"While Nir pursued other opportunities for a few years, it is with great pleasure that we welcome him back to lead the SatixFy family,” commented Mr. Yoav Leibovitch, SatixFy’s Co-Founder and Executive Chairman. “We believe that his solid technological and business background, coupled with his deep understanding of our industry, make him a solid fit for the leadership role at Satixfy. He brings a strong track record in product development and team leadership, as well as significant experience with our products and commercialization strategy.  He played a pivotal role in establishing the product team in SatixFy’s early days, while also spearheading the commercial aspects of the entire unit, gaining significant attention from industry leaders including O3B, Google, and Facebook. We firmly believe that Nir can elevate SatixFy to new heights, strengthening our vision and product roadmap.”

Continued Mr. Leibovitch, “I would also like to take this opportunity to thank Ido for his contributions and for taking the reins over the past months. Ido will continue to provide his valuable support in the coming months to ensure a smooth transition, and we wish him the best in his future endeavors.”

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the US, UK and Bulgaria. For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various risks and assumptions, whether or not identified in this press release and many of which are beyond the control of SatixFy., and on the current expectations of SatixFy’s management and are not predictions of actual performance. Actual results may differ materially from those expressed or implied by such forward-looking statements due to, among others, the matters described in our SEC filings and Annual Report on Form 20-F, in particular in the section “Risk Factors.  These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak, info@satixfy.com

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